[DESCRIPTION]Change in Control
July 2, 1998

Munder Capital Management ("Munder") is organized as a Delaware General Partnership and serves as Investment Advisor to each of the portfolios of The Munder Funds Trust, The Munder Funds, Inc. The Munder Framlington Funds Trust and St. Clair Funds, Inc. Prior to July 2, 1998 approximately 44% of the partnership interests in Munder were owned or controlled by Lee Munder (through Old MCM, Inc. and Munder Group LLC), 44% by Comerica Incorporated("Comerica") (through World Holdings, Inc.
and Woodbridge Capital Management,Inc.) and 12% by Munder Group LLC, a company owned by an employee group of Munder. Effective July 2, 1998, Lee Munder sold a substantial portion of his interest in Munder to Comerica. Comerica currently owns or controls approximately 88% of the partnership interests, and therefore has a majority stake in the partnership.